March 4, 2009
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Song P. Brandon, Esq.

Re:	Aruba Networks, Inc.
Schedule TO-I
Filed February 17, 2009
File No. 5-83349
Ladies and Gentlemen:
     On behalf of Aruba Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2009, relating to the Company’s Schedule TO-I filed February 17, 2009 (File No. 5-83349) (the “Schedule TO-I”).
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
Cover Page
1.	We note your disclosure that employees located in China, France, India and the Netherlands may not participate in the offer. We also note your disclosure on page 46 under the heading “Miscellaneous” where you disclose that “the offer will not be made to, nor will options be accepted from, the option holders residing in such jurisdiction” where the exchange offer would violate applicable law. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.
     We respectfully advise the Staff that, with respect to all holders of eligible options excluded from the Offer to Exchange, the Company is relying upon, and believes that it has satisfied all the conditions

Securities and Exchange Commission
March 4, 2009

set forth in, the Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.
     Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) will not apply to issuer tender offers that satisfy the following conditions:
•	the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•	the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.
     The Company is eligible to use Form S-8. All options subject to the Offer to Exchange were granted under the Company’s stock incentive plans, including the 2007 Equity Incentive Plan. Each of these plans constitutes an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The options offered in the Offer to Exchange will be granted pursuant to the 2007 Equity Incentive Plan.
     Eligible options have exercise prices that are higher than the current market price for the Company’s common stock. As detailed in the Offer to Exchange, by making the offer, the Company intends to provide eligible optionees with the opportunity to receive new options that over time may have a greater potential to increase in value, which the Company believes will foster retention of those optionees and better align their interests to maximize stockholder value. (See, e.g., pages 2 and 30 of the Offer to Exchange.) The Company excluded optionees located in China, France, India and the Netherlands from the offer because the Company previously determined that applicable tax and regulatory concerns make option awards less attractive in these jurisdictions than other types of compensation. The Company has determined that including optionees who reside in these jurisdictions in the Offer to Exchange would result in the offer not having the desired compensatory effect.
     We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4 of the Securities Exchange Act of 1934.

Securities and Exchange Commission
March 4, 2009

Financial statements, page 46
Schedule B
2.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. For example, it does not appear you have provided the current assets, noncurrent assets, current liabilities or noncurrent liabilities disclosures. Please revise your disclosure accordingly, or advise us. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, which is required by Item 1010(c)(4) as well as the book value per share as required by Item 1010(c)(5). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.
     In response to the Staff’s comment, we have revised the summary financial information in the Schedule TO-I and provided the other required financial information described in Item 1010 of Regulation M-A. We respectfully advise the Staff that the Company does not have any fixed charges as defined in Item 503(d) of Regulation S-K and, therefore, has not provided a ratio of earnings to fixed charges in the Schedule TO-I.
* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 4, 2009

     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3969. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Jon C. Avina, Esq.
Jon C. Avina, Esq.
cc:	Alexa King, Vice President, General Counsel and Secretary Aruba Networks, Inc.